UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

1.	Name of the Registrant:

RUBICON TECHNOLOGY, INC.

2.	Name of persons relying on exemption:

PARAGON TECHNOLOGIES, INC.

3.	Address of persons relying on exemption:

101 Larry Holmes Drive, Suite 500, Easton, PA 18042

4.	Written Materials. Attached is written material voluntarily submitted pursuant to Rule 14a-6(g)(1).

Paragon Technologies Comments on Rubicon Technology Tender Offer Transaction

July 11, 2022 – EASTON, PA

To Shareholders of Rubicon Technology:

Last week, Rubicon (NASDAQ: RBCN) announced a plan whereby an entity has offered to acquire up to 45% of Rubicon’s stock for $20 in cash followed by the Company declaring an $11 cash dividend following completion of the tender offer. This transaction comes nearly 4 months after Paragon Technologies called out Rubicon management on its inability to deliver a strategic plan to unlock shareholder value.

From the standpoint of many shareholders who have waited over 6 years for something to happen, this transaction offers an exit at a premium of approximately 65% or more in comparison to the recent trading range for RBCN. We believe our activist efforts were instrumental in creating an outcome that delivers an exit opportunity for Rubicon investors. While the contemplated transaction may leave little in the way of ongoing upside opportunity for Rubicon shareholders, the result is preferable to the continued languishing of the company’s operations over the past six years.

While we believe that the deal announced leaves some meaningful value on the table, Paragon’s activist efforts likely served as a catalyst for unlocking shareholder value for Rubicon shareholders.

Paragon will continue to seek out other activist opportunities where we see the potential for additional shareholder value created through channels that Paragon can influence through engagement with the target company. Our efforts to date have resulted in the successful acquisition and integration of our operating subsidiary SED Columbia along with the positive outcome we realized on our Rubicon investment for our shareholders.

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Paragon Technologies, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions on your proxy card once available.